Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, WINTER 2017-2018

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the second quarter of its fiscal year on November 30, 2017. Comparative financial results for the first quarter, second quarter and six month periods are as follows:

FIRST QUARTER (8-31-17)	F/Y 17-18	F/Y 16-17
SALES	$6,567,720	$5,755,713
NET EARNINGS	$301,747	$209,834
AVERAGE NUMBER OF SHARES OUTSTANDING	3,443,475	3,412,858
EARNINGS PER SHARE	$0.09	$0.06
SECOND QUARTER (11-30-17)	F/Y 17-18	F/Y 16-17
SALES	$4,811,774	$7,807,465
NET EARNINGS	$52,147	$938,280
AVERAGE NUMBER OF SHARES OUTSTANDING	3,445,429	3,415,683
EARNINGS PER SHARE	$0.02	$0.27

SIX MONTHS (11-30-17)	F/Y 17-18	F/Y 16-17
SALES	$11,379,494	$13,563,178
NET EARNINGS	$353,894	$1,148,114
AVERAGE NUMBER OF SHARES OUTSTANDING	3,447,383	3,418,508
EARNINGS PER SHARE	$0.10	$0.34

Fiscal year 2018 is progressing at a slower pace than the previous year. Shipments were down in the second quarter due to reduced seismic product sales. U.S. sales of our seismic dampers continue to be poor due to what appears to be developer’s uncertainty about the economy.

Our firm order backlog is $20.6 million, as compared to $21.6 million at the beginning of the fiscal year.

ITEM: ANNUAL MEETING SHAREHOLDER VOTING RESULTS

Our Annual Meeting of Shareholders was held on November 3, 2017. The total number of outstanding shares of Taylor Devices’ stock on the meeting record date was 3,454,894. A total of 2,533,984 shares were present in person or by proxy at the meeting, representing a 73% shareholder turnout.

Results Matters Submitted to a Vote of Security Holders:

The shareholders of Taylor Devices, Inc. common stock elected Reginald B. Newman II as a Class 1 director, to serve a three-year term expiring in 2020.

1,304,712 votes were cast for Mr. Newman and 277,596 votes were withheld. Broker non-votes were 951,676.

The second matter voted upon at the meeting was the ratification of the appointment of Lumsden & McCormick, LLP as the independent registered public accounting firm of the Company for the fiscal year ending May 31, 2018.

2,402,033 votes were cast for Lumsden & McCormick, LLP, 62,446 votes were cast against and 69,505 votes abstained.

ITEM: ANNUAL MEETING OF THE SHAREHOLDERS

At the Annual Meeting, reports were given to the Shareholders in attendance by members of the Executive and Management staff. A brief summary of these reports follows:

¡	Douglas P. Taylor, President, reported that reduced sales in 2017 were due largely to a slowdown in U.S. construction projects which utilize the Company’s seismic protection products. However, despite the reduced sales volume, profits were still the third best in the Company’s 60+ years of operation. Defense and aerospace sales remain strong, particularly for new NASA Space Programs and U.S. Navy shipbuilding.

Mr. Taylor further reported on the excellent performance of the Company’s product in protecting 2 major buildings in Mexico City during the September 19, 2017 earthquake. The Company has received extensive media coverage in South America from this. Videos taken during the earthquake from inside the Torre Mayor, a 55-story building in Mexico City, were shown. Both buildings were undamaged by the magnitude 7.1 quake.

¡	Alan Klembczyk, Vice President of Sales and Engineering, provided information on current and future sales to the defense and aerospace industries, in addition to the Company’s current work on the next generation of U.S. spacecraft for NASA.

¡	Bob Schneider and Craig Winters, Industrial and Seismic Sales Managers, discussed the current reduced levels of seismic product sales, but pointed out that they expect substantial future sales in Mexico and South America as a result of the September 2017 Mexican quake. U.S. sales should pick-up in 2018 when U.S. government infrastructure spending is expected to increase.

¡	Ben Kujawinski, Vice President of Operations, reported on the completion of the Company’s upgraded assembly and testing facilities for large products. In addition, Mr. Kujawinski presented a video highlighting all of Taylor Devices’ manufacturing capabilities.

¡	Mark McDonough, Chief Financial Officer, provided an extensive slide presentation detailing all aspects of the 2017 fiscal year performance. This was compared to previous years, and broken down into individual reports on the various market sectors that use the Company’s products.

ITEM: NEW ORDERS, SEISMIC AND WIND

The following new orders for the Company’s Seismic and Wind Control Products were announced at the Annual Meeting:

¡	H100 Residences Building – Taiwan, ROC
¡	H98 Residences Building – Taiwan, ROC
¡	Eto-Ohashi Bridge – Japan
¡	Eastlink I-90 Bridge – Washington State
¡	Dublin Scioto River Bridge – Dublin, Ohio
¡	St. Bernadine Medical center – California

Additional orders received during the second quarter after the Annual Meeting include:

¡	GanLanban Bridge – China
¡	Jing Hong Bridge – China
¡	Nanxi River Bridge – China
¡	Tendril Sanchong Building – Taiwan, ROC
¡	Frontier Foundation for Hispanic Education School – California
¡	Loma Linda Hospital – Phase II additions – California

ITEM: NEW ORDERS, AEROSPACE AND DEFENSE

Major new contracts received include:

¡	U.S. Army/Navy Helicopters–Machined spring elements for main rotor transmissions.

¡	U.S. Navy P-8 Poseidon Anti-Submarine Aircraft–Door actuation system.

¡	U.S. Navy–Elevation axis shock absorbers for 30mm naval guns.

¡	U.S. Army .50ca Machine Guns –An order was received for recoil system buffers for a total of 620 guns.

¡	U.S. Navy Shipboard Navigation Systems–A follow-on order was received for an additional 16 system sets of Taylor Devices’ Tension-Compression Isolators.
¡	U.S. Navy Shipboard Navigation Systems – Taylor Devices has recently developed a high frequency vibration isolator using our machined spring technology to reduce high frequency vibration loads within a ring laser gyroscope used for shipboard navigation. This is in addition to the Tension-Compression Shock Isolators that have been produced for these navigators for many years. An order was received for Machined Spring Isolators for use on 235 systems.

¡	European Smart Bomb Fin Controls – An order was received from a European Air Force for equipping a total of 400 air-dropped bombs.

ITEM: IN THE NEWS

¡	The Company issued a press release on October 4, 2017 announcing that social media giant “Facebook” has leased all 436,000 square feet of office space in the 181 Fremont Tower in San Francisco. This tall building uses 32 large Taylor Devices Metal Bellows Dampers for its seismic protection system, installed in a unique exoskeleton frame. The building was featured on the cover of our 2016 Annual Report.

¡	The magnitude 7.1 Central Mexico earthquake of September 19, 2017 caused widespread damage over a large area. More than 3,000 buildings were severely damaged, and produced strong shaking in Mexico City with 40+ buildings completely collapsed. The 55-story Torre Mayor, a 2002 tall building seismically protected by 98 large Taylor dampers, each rated at up to 1.2 million pounds output force, was undamaged by the quake. Thanks to cell phone videos, you can experience the earthquake first hand via social media. A portion of one of the videos recorded during the quake is taken through the windows of Torre Mayor, looking down at the City where puffs of debris appear from collapsing buildings nearby.

http://www.youtube.com/watch?v=FuyHeVNyBOg

http://www.facebook.com/nremprende1/videos/1234565050022821/

A second building equipped with Taylor Dampers was the Alameda Building, a re-purposed 1950’s vintage structure converted into an apartment building. The Alameda Building, like the Torre Mayor, was undamaged by the earthquake.

By: /s/Douglas P. Taylor

Douglas P. Taylor

President